UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-19065
CUSIP NUMBER:  800363103

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  September 30, 2010
☐ Transition Report on Form 10-K                                                                                               ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                                                ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________

PART I - REGISTRANT INFORMATION

Sandy Spring Bancorp, Inc.

Full name of Registrant

Former Name if Applicable

17801 Georgia Avenue

Address of Principal Executive Office (Street and Number)

Olney, Maryland  20832

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

Sandy Spring Bancorp, Inc. is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010  by the November 9, 2010 due date because the Company requires additional time to finalize certain disclosures in its financial statements.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Ronald E. Kuykendall                                            (301) 774-8498
(Name)                                                                (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes     ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes     ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sandy Spring Bancorp, Inc. anticipates reporting net income available to common shareholders of $6.4 million for the quarter ended September 30, 2010 compared to a loss of $14.8 million for the same period in 2009.  Detailed information regarding the results of operations for the three and nine months ended September 30, 2010 can be found in the Current Report on Form 8-K filed on October 21, 2010.

SANDY SPRING BANCORP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 9, 2010	By:	/s/ Ronald E. Kuykendall
Ronald E. Kuykendall
General Counsel and Secretary